SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   June 29, 2007

NEWS RELEASE

     BYRON GLOBAL CORP.

 2907 – 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of     Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [ ]

Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No [ ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

(Registrant)

Date       June 29, 2007

    “ Ross McGroarty”

Ross McGroarty, Chairman,

BYRON GLOBAL CORP.

2907 - 2045 Lakeshore Blvd. W, Toronto, ON, Canada M8V 2Z6
Tel.  416-594-0528 Fax. 416- 594-6811
E-mail: byronres@sympatico.ca

TRADES:   USA OTC BB SHARES ISSUED: 26,889,998

SYMBOL: "BYRGF" SEC FILE No. 000-30194

NEWS RELEASE

Toronto Ontario, Canada, June 28, 2007 - At the Annual and Special Meeting of Shareholders held today the following resolutions were approved.

Consolidation of shares: The common shares of the corporation are to be consolidated on a one (1) new share for each ten (10) shares held; and further, that no fractional shares of the Corporation are to be issued in connection with the consolidation.

Corporation Name Change: The articles of the Corporation be amended to change the name of the Corporation if necessary, to such new name as may be deemed appropriate by the directors, at such time as the board of directors, made by resolution decide, or to such other name as is acceptable to the Ministry of Consumer and Corporate Affairs (Ontario); and any one officer or director be and is hereby authorized to do all such things and all acts as are necessary to give effect to the foregoing.

For further information please contact Ross McGroarty, Chairman or David L. Hynes, President at: 416-594-0528.